UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)*

                               SAFLINK Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    786578302
                                 --------------
                                 (CUSIP Number)

                                  Steven Derby
                               SDS Management, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5850

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                June 16, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 786578302                     13D                   Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)    [X]

       (b)    [ ]
--------------------------------------------------------------------------------
3.     SEC Use Only


--------------------------------------------------------------------------------
4.     Source of Funds:        (See Instructions)

       WC
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             4,911,375
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power                   0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        4,911,375
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power              0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,911,375
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        5.52%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 786578302                     13D                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Management, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:  (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                     0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           4,911,375
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      4,911,375

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,911,375
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        5.52%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 786578302                     13D                   Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:  (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                     0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           4,911,375
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      4,911,375

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,911,375
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        5.52%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 786578302                     13D                   Page 5 of 10 Pages

--------------------------------------------------------------------------------

                                  Introduction

         This Amendment No. 7 to Schedule 13D is being filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation ("SDS" or the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $0.01 per share, of SAFLINK Corporation (the "Issuer"). The Reporting Person filed an initial Schedule 13D on February 10, 2004; Amendment No. 1 to
Schedule 13D on August 13, 2004; Amendment No. 2 to Schedule 13D on July 01, 2005; Amendment No. 3 to Schedule 13D on December 14, 2005; Amendment No. 4
to Schedule 13D on December 31, 2005; Amendment No. 5 to Schedule 13D on
March 29, 2006 and Amendment No. 6 to Schedule 13D on May 10, 2006.

Item 1.  Security and Issuer

         This statement relates to the Common Stock of SAFLINK Corporation. The Issuer's executive offices are located at 777 108th Avenue NE, Suite 2100, Bellevue, Washington 98004.

Item 2.  Identity and Background

         This statement is filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation. SDS Management, LLC, a Delaware limited liability company, is the investment manager (the "Investment Manager") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the Investment Manager. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of the Investment Manager is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

         (f)      Not applicable.

CUSIP No. 786578302                     13D                   Page 6 of 10 Pages

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration

         The securities being reported on this Amendment No. 7 to Schedule 13D were acquired pursuant to the exercise of outstanding warrants of the Issuer and upon the exchange of common stock of SSP Solutions, Inc. ("SSP") for shares of common stock of the Issuer in connection with the merger of SSP with and into the Issuer that was consummated on August 6, 2004 (the "Merger"). The Reporting Person paid $3,335,792.50 ($2.50 per share) for the shares of common stock of the Issuer issued pursuant to the exercise of the warrants out of working capital of the Reporting Person. In addition, the 5,894,589 common shares which are a component of the total shares beneficially owned by the Reporting Person include unexercised warrants and common stock from the conversion of Series E Preferred Stock and the exercise of warrants, such Series E Preferred Stock and warrants being purchased at negotiated prices during 2001 - 2003.


Item 4.  Purpose of Transaction

         The purpose of the acquisitions by the Reporting Person was to acquire securities of the Issuer for investment purposes. Please see the Schedule 13D filed on February 10, 2004; Amendment No. 1 to Schedule 13D on August 13, 2004; Amendment No. 2 to Schedule 13D on July 01, 2005; Amendment No. 3 to Schedule 13D on December 14, 2005; Amendment No. 4 to Schedule 13D on December 31,
2005; Amendment No. 5 to Schedule 13D on March 29, 2006 and Amendment No. 6 to
Schedule 13D on May 10, 2006 for a description of the previous transactions effected with respect to SAFLINK Corporation securities.

         In connection with the Merger, the Reporting Person exercised outstanding warrants of the Issuer at an exercise price of $2.50 per share and received an aggregate of 1,334,317 shares of common stock of the Issuer pursuant to such exercise.

         The Reporting Person held 969,668 shares of SSP common stock and 189.17 shares of SSP preferred stock prior to the Merger. Simultaneous with the Merger, each SSP preferred share converted into 10,000 shares of SSP common stock at which point all outstanding shares of common stock of SSP were exchanged pursuant to the Merger into shares of common stock of the Issuer at a ratio of ..6 shares of common stock of the Issuer for each share of common stock of SSP.

         Following the Merger, the Reporting Person owned an aggregate of 8,970,041 shares of common stock of the Issuer, which consists of (1) 1,334,317 shares of common stock of the Issuer pursuant to the exercise of warrants, (2) 1,135,020 shares of common stock of the Issuer issued in exchange for 1,891,700 shares of SSP common stock, which shares of SSP common stock were issued upon the conversion of 189.17 shares of SSP preferred stock, (3) 581,800 shares of common stock of the Issuer issued in exchange for 969,668 shares of SSP common stock, (4) 24,315 shares of common stock of the Issuer issuable upon the exercise of warrants and (5) 5,894,589 shares of common stock of the Issuer owned prior to the consummation of the Merger.

        The Reporting Person disposed of 925,655 shares from 03/30/2006 to 05/10/2006 via public market sales.

        The Reporting Person disposed of 893,591 shares from 05/11/2006 to 06/16/2006 via public market sales.

         Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Company to become eligible for termination of

CUSIP No. 786578302                     13D                   Page 7 of 10 Pages

--------------------------------------------------------------------------------

registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         1.       The Reporting Person.

                  (a) Amount beneficially owned: 4,911,375 shares of common stock.

                  (b)      Percent of Class: 5.52%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    4,911,375

                           (ii)     shared power to vote or direct the vote: 0

                           (iii)    sole power to dispose or direct the
                                    disposition of: 4,911,375

                           (iv) shared power to dispose or direct the disposition of: 0

         2.       The Investment Manager.

                  (a) Amount beneficially owned: 4,911,375 shares of common stock

                  (b)      Percent of Class: 5.52%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

                           (ii)     shared power to vote or direct the vote:
                                    4,911,375

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

                           (iv) shared power to dispose or direct the disposition of: 4,911,375

         3.       Mr. Derby.

                  (a) Amount beneficially owned: 4,911,375 shares of common stock.

                  (b)      Percent of Class: 5.52%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

CUSIP No. 786578302                     13D                   Page 8 of 10 Pages

--------------------------------------------------------------------------------

                           (ii)     shared power to vote or direct the vote:
                                    4,911,375

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

                           (iv) shared power to dispose or direct the disposition of: 4,911,375


         The shares reported herein by the Investment Manager may be deemed beneficially owned as a result of the purchase of such shares by the Reporting Person. Mr. Derby, in his capacity as the managing member of the Investment Manager, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares beneficially owned by the Reporting Person. Each of SDS Management, LLC, and Mr. Derby disclaim beneficial ownership of the shares reported herein except to the extent of any indirect pecuniary interest therein.

         See Item 4 of this Amendment No. 7 to Schedule 13D for a description of all transactions which were effected since Amendment No. 6 to Schedule 13D on May 10, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         To the knowledge of the Reporting Person, the Investment Manager or Mr. Derby on the date hereof, except to the extent set forth herein, neither the Reporting Person, the Investment Manager or Mr. Derby has any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit 1         Joint Filing Agreement

CUSIP No. 786578302                     13D                   Page 9 of 10 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2006


                                                   SDS CAPITAL GROUP SPC, LTD.
                                                   By: SDS Management, LLC,
                                                       its Investment Manager

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member


                                                   SDS MANAGEMENT, LLC

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member

                                                   /s/ Steven Derby
                                                   -----------------------------
                                                           Steven Derby

CUSIP No. 786578302                     13D                  Page 10 of 10 Pages

--------------------------------------------------------------------------------


                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 7 to Schedule 13D being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: June 27, 2006

                                                   SDS CAPITAL GROUP SPC, LTD.
                                                   By: SDS Management, LLC,
                                                       its Investment Manager

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member


                                                   SDS MANAGEMENT, LLC

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member

                                                   /s/ Steven Derby
                                                   -----------------------------
                                                           Steven Derby